September 3, 2009

Zip+4 Code: 20549-3561

<u>Via Fax & U.S. Mail</u>

Mr. Bernard Stolar
Chief Executive Officer
GetFugu, Inc.
600 Townsend Street, Suite 129E
San Francisco, CA 94103

> Re: Form 8-K filed August 19, 2009
>   File No.: 333-143845

Dear Mr. Stolar:

Your Form 10-K filed on April 15, 2009 includes financial statements (for the year ended December 31, 2007) audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please file an amended Form 8-K to disclose that the PCAOB revoked Moore's registration and the reasons for the revocation. Specifically disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your amended Form 8-K please disclose this fact in the Form 8-K.

Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 16, 2009. If you have any questions, I can be reached at 202-551-3346.

Sincerely,

Effie Simpson
Staff Accountant